Morgan, Lewis & Bockius

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15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8513

WRITER’S EMAIL

william.ho@morganlewis.com

April 22, 2024

Confidential

Mr. Frank Knapp

Ms. Jennifer Monick

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reitar Logtech Holdings Limited (CIK No. 0001951229)
Registration Statement on Form F-1 Filed March 28, 2024 File No. 333-278295

Dear Mr. Knapp, Ms. Monick, Mr. Regan and Ms. Mills-Apenteng:

On behalf of our client, Reitar Logtech Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated April 11, 2024 on the Company’s Registration Statement filed on March 28, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Registration Statement on Form F-1

General

1.	Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

The Company has been notified by Smart Logtech Holdings Limited (“Smart Logtech”) and Mr. Ka Wai Ng that they no longer plan to sell any shares of the Company held by them in the secondary offering contemplated under the resale prospectus included in the Registration Statement. Accordingly, the number of shares to be sold in the secondary offering is currently expected to be 1,200,000 Class A ordinary shares of the Company with a par value of US$0.00000005 each (“Class A Ordinary Shares”), which are currently held by Universe Palace Limited (“Universe Palace”). The proposed offer structure of the Company’s primary offering remains unchanged. The Company’s analysis below is based on this updated offer structure.

In respect of the basis for determining that the proposed secondary offering meets the criteria under Rule 415(a)(1)(i), the Company has considered the six factors under the guidance of Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations promulgated by the Commission, which will be discussed below following a brief explanation of the relevant background information.

Background

As part of its reorganization, the Company acquired 100% equity interest in Reitar Capital Partners Limited on November 9, 2022 by issuing 7,800 ordinary shares to Star Capital Asset Management Limited and 2,200 ordinary shares to Smart Logtech, respectively, in exchange for the shares in Reitar Capital Partners Limited then owned by their respective ultimate beneficial owners (i.e. Mr. Kin Chung Chan and Mr. Hau Lim Chung). Immediately before and after the Company’s acquisition of Reitar Capital Partners Limited, Smart Logtech was wholly owned by Mr. Hau Lim Chung, the president and a director of the Company.

On December 18, 2023, the ordinary shares of the Company were redesignated as Class A ordinary shares. Immediately after such redesignation, Smart Logtech held 2,200 Class A ordinary shares of par value of US$0.0001 each in the Company (“Pre-subdivision Class A Shares”).

As a matter of his own investment decision, Mr. Hau Lim Chung disposed of his equity interest in the Company held through Smart Logtech through the following transactions: (i) sale of 600 Pre-subdivision Class A Shares by Smart Logtech to Universe Palace on December 21, 2023; (ii) sale of 800 Pre-subdivision Class A Shares by Smart Logtech to Mr. Ka Wai Ng on December 21, 2023; and (iii) sale of 100% equity interest in Smart Logtech by Mr. Hau Lim Chung to Mr. Fung Hui on December 27, 2023. Immediately after the disposal of his equity interest in the Company previously held through Smart Logtech as set out above, Mr. Hau Lim Chung held 17.55% of the total outstanding Pre-subdivision Class A Shares through Integrated Intelligence Investment Limited.

On April 16, 2024, the Company implemented a share subdivision in which (i) each Class A ordinary shares of par value of US$ 0.0001 was subdivided into 2,000 Class A Ordinary Shares; and (ii) each Class B ordinary shares of par value of US$ 0.0001 each was subdivided into 2,000 Class B ordinary share of par value of US0.00000005 each. Upon completion of the share subdivision, Universe Palace Limited held 1,200,000 Class A Ordinary Shares.

Factor 1: How Long the Selling Shareholders Have Held the Shares

The Class A Ordinary Shares proposed to be registered for sale under the Registration Statements and sold in a secondary offering (the “Secondary Offering Shares”) have been held by Universe Palace since December 21, 2023, and Universe Palace has been exposed to the full economic and market risks of its investment in these shares since then. It should also be noted that these Secondary Offering Shares originated from ordinary shares of the Company which were first issued by the Company to Smart Logtech in November 2022 in connection with the Company’s reorganization, and the shares were subsequently sold by Smart Logtech to Universe Palace in December 2023. Given that more than a year has elapsed between the Company’s issuance of these shares and the proposed secondary offering by Universe Palace of these shares, the Company believes that this helps to establish that Mr. Hau Lim Chung and/or Universe Palace were not planning to act as a conduit for the Company or otherwise selling the Secondary Offering Shares on behalf of the Company.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As discussed above, the Secondary Offering Shares originated from ordinary shares of the Company which were first issued by the Company to Smart Logtech as consideration for the Company’s acquisition of 100% equity interest in Reitar Capital Partners Limited on November 9, 2022 in connection with the Company’s reorganization, and were subsequently purchased by Universe Palace from Smart Logtech in December 2023. Universe Palace, the resale shareholder, did not subscribe for or purchase the Secondary Offering Shares from the Company or otherwise acquire them in connection with any fund-raising activities of the Company. The Secondary Offering Shares originated from part of the equity stake in the Group previously held by one of the Group’s founders. Accordingly, the circumstances under which Universe Palace received the Secondary Offering Shares indicated that Universe Palace is a bona fide investor who purchased the shares for its own investment purposes, instead of acting as a conduit of the Company to raise capital through share issuance.

Factor 3: The Selling Shareholders’ Relationships to the Company

Based on information provided by Universe Palace, it is beneficially owned by an individual investor who is not affiliated with the Company.

Other than Universe Palace’s ownership of the Class A Ordinary Shares, Universe Palace and its beneficial owner have no contractual, family, business or other relationships with the Company or any of its directors and officers.

Factor 4: The Amount of Shares Involved

The number of Class A Ordinary Shares issued and outstanding immediately prior to and after the initial public offering are currently expected to be 40,000,000 and 42,500,000 (assuming the over-allotment option is not exercised), respectively. The Company seeks to register 1,200,000 Class A Ordinary Shares on behalf of Universe Palace under the Registration Statement, which represents, respectively:

-	3.0% of the total number of Class A ordinary shares of the Company issued and outstanding immediately prior to the initial public offering; and

-	approximately 2.8% of the total number of Class A ordinary shares of the Company issued and outstanding immediately after the initial public offering.

In comparison, 2,500,000 Class A Ordinary Shares are to be offered in the Company’s primary offering, representing approximately 5.9% of the total number of Class A Ordinary Shares of the Company issued and outstanding immediately after the initial public offering. As the amount of Secondary Offering Shares is expected to be less than half of the number of shares to be offered in the Company’s primary offering, the Company submits that the amount of Secondary Offering Shares is not of a magnitude which would suggest that Universe Palace is actually an underwriter selling on behalf of the Company.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Company understands that Universe Palace has never been in the business of underwriting securities and has never been a registered broker-dealer. Universe Palace confirmed to the Company that it acquired the Company’s shares for its own account for investment purposes and not with a view towards distribution, and has no arrangement with any person to participate in the distribution of such securities.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

In addition to the circumstances and analysis set out above, the Company further submits that (i) the Company has not entered into any underwriting relationships or arrangements with Universe Palace; (ii) the Company has not and will not pay any commission or other payment to Universe Palace; and (iii) the Company will not receive any proceeds from the proposed secondary offering by Universe Palace. (iv) the Company is not involved in and is not aware of any special selling efforts or selling methods (such as investor presentations or road shows) to be carried out by or on behalf of Universe Palace in relation to the proposed secondary offering. These circumstances are distinct from those involving a primary offering by or on behalf of the Company.

Accordingly, the Company respectfully submits that based on the totality of facts and circumstances, the proposed secondary offering is a genuine secondary offering eligible to be made under Rule 415(a)(1)(i) and that Universe Palace is not selling securities on behalf of the Company.

2.	We note that throughout the forepart of your filing your share-related disclosures assume 40 million and 20 million pre-IPO Class A and B ordinary shares outstanding, respectively, as compared to the respective 20,000 and 10,000 share totals reflected in your financial statements and pro forma schedules. Please revise your filing to address this apparent inconsistency or advise.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-3 and F-37 of the Registration Statement.

Recent Sales of Unregistered Securities, page II-2

3.	Please update your disclosure in this section to reflect the issuance of your Class A ordinary shares including the issuance of shares to the selling stockholders or advise.

The Company respectfully submits that there has been no further issuance of the Class A ordinary shares for value (other than the aforesaid redesignation of shares as Class A ordinary shares and share subdivision) after the Company’s issuance of the ordinary shares to Smart Logtech Holdings Limited as part of the consideration for the acquisition of the entire equity interest of Reitar Capital Partners Limited on November 9, 2022, the details of which were disclosed on page II-2 under Item 7 – Recent Sales of Unregistered Securities.

In response to the Staff’s comments, the Company has revised the referenced disclosure on page Alt-3 of the Registration Statement.

Exhibits

4.	We refer you to the auditor consents at exhibits 23.1 and 23.2. Such consents refer to the filing as a Draft Registration Statement. Please have your auditors revise their consents to remove the reference to Draft.

In response to the Staff’s comment, the auditors have revised exhibits 23.1 and 23.2 of the Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8513 or via e-mail at william.ho@morganlewis.com or Ms. Louise L. Liu at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ William Ho
William Ho
Partner

cc:	Kin Chung Chan, Chairman and Chief Executive Officer, Reitar Logtech Holdings Limited

Ka Chai Ng, Chief Financial Officer, Reitar Logtech Holdings Limited

Louise L. Liu, Esq., Partner, Morgan, Lewis & Bockius

Ross David Carmel, Esq., Partner, Sichenzia Ross Ference Carmel LLP

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